SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.    )*

ATRenew Inc.

(Name of Issuer)

Ordinary shares, $0.001 par value per share

(Title of Class of Securities)

00138L 108**

(CUSIP Number)

December 31, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

**

CUSIP number 00138L 108 has been assigned to the American depositary shares (“ADS”) of the issuer, which are quoted on the New York Stock Exchange under the symbol “RERE.” Every three ADSs represent two Class A ordinary shares of the issuer. No CUSIP number has been assigned to ordinary shares of the issuer.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 00138L 108	Page 1

1	Name of Reporting Person JD.com, Inc.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 49,856,059
	6	Shared Voting Power 0
	7	Sole Dispositive Power 49,856,059
	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 49,856,059 (1)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row 9 33.0% (2)
12	Type of Reporting Person CO

(1)

Represents (i) 47,240,103 Class B ordinary shares held by JD.com Development Limited, a limited liability company incorporated under the laws of the British Virgin Islands; (ii) 282,623 Class A ordinary shares held by Tianjin Huihe Haihe Intelligent Logistics Industry Fund Partnership (Limited Partnership), a limited partnership incorporated under the laws of the PRC; and (iii) 2,333,333 Class A ordinary shares represented by 3,500,000 ADSs held by Windcreek Limited, a limited liability company incorporated under the laws of the British Virgin Islands.

(2)	Calculated based on a total of 150,943,816 outstanding ordinary shares (excluding 8,437,683 Class A ordinary shares issued to depositary bank for the purpose of bulk issuance) as of December 31, 2021.

CUSIP No. 00138L 108	Page 2

1	Name of Reporting Person JD.com Investment Limited
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 49,573,436
	6	Shared Voting Power 0
	7	Sole Dispositive Power 49,573,436
	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 49,573,436 (1)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row 9 32.8% (2)
12	Type of Reporting Person CO

(1)

Represents (i) 47,240,103 Class B ordinary shares held by JD.com Development Limited, a limited liability company incorporated under the laws of the British Virgin Islands; and (ii) 2,333,333 Class A ordinary shares represented by 3,500,000 ADSs held by Windcreek Limited, a limited liability company incorporated under the laws of the British Virgin Islands.

(2)	Calculated based on a total of 150,943,816 outstanding ordinary shares (excluding 8,437,683 Class A ordinary shares issued to depositary bank for the purpose of bulk issuance) as of December 31, 2021.

CUSIP No. 00138L 108	Page 3

1	Name of Reporting Person JD.com Development Limited
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 47,240,103
	6	Shared Voting Power 0
	7	Sole Dispositive Power 47,240,103
	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 47,240,103 (1)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row 9 31.3% (2)
12	Type of Reporting Person CO

(1)	Represents 47,240,103 Class B ordinary shares held by JD.com Development Limited, a limited liability company incorporated under the laws of the British Virgin Islands.
(2)	Calculated based on a total of 150,943,816 outstanding ordinary shares (excluding 8,437,683 Class A ordinary shares issued to depositary bank for the purpose of bulk issuance) as of December 31, 2021.

CUSIP No. 00138L 108	Page 4

Item 1(a).	Name of Issuer: ATRenew Inc. (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices: 12th Floor, No. 6 Building, 433 Songhu Road, Shanghai, the People’s Republic of China

Item 2(a).	Name of Person Filing: JD.com, Inc.; JD.com Investment Limited; and JD.com Development Limited (collectively, the “Reporting Persons”)

Item 2(b).

Address of Principal Business Office or, if none, Residence:

The address of the Reporting Persons is c/o 20th Floor, Building A, No. 18 Kechuang 11 Street, Yizhuang Economic and Technological Development Zone, Daxing District, Beijing 101111, the People’s Republic of China

Item 2(c)	Citizenship: JD.com, Inc. – Cayman Islands JD.com Investment Limited – British Virgin Islands JD.com Development Limited – British Virgin Islands

Item 2(d).

Title of Class of Securities:

Ordinary shares, $0.001 par value per share

The Issuer’s ordinary shares consist of Class A ordinary shares, Class B ordinary shares and Class C ordinary shares. Each holder of Class A ordinary shares is entitled to one vote per share, each holder of Class B ordinary shares is entitled to three votes per share and each holder of Class C ordinary shares is entitled to fifteen votes per share on all matters submitted to them for vote. Class B ordinary shares and Class C ordinary shares are convertible at any time by the holder thereof into Class A ordinary shares on a one-for-one basis. Class A ordinary shares are not convertible into either Class B ordinary shares or Class C ordinary shares under any circumstances.

Item 2(e).

CUSIP Number:

00138L 108

This CUSIP number applies to the American depositary shares of the Issuer. Every three ADSs represent two Class A ordinary shares of the issuer. No CUSIP number has been assigned to ordinary shares of the issuer.

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the persons filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);

(e)	☐	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with § 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ____

Not applicable

CUSIP No. 00138L 108	Page 5

Item 4.	Ownership:

Reporting Person	Amount beneficially owned		Percent of class*	Percent of aggregate voting power†	Sole power to vote or direct the vote		Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition of		Shared power to dispose or to direct the disposition of
JD.com, Inc.	49,856,059	(1)	33.0%	35.8%	49,856,059	(1)	0	49,856,059	(1)	0
JD.com Investment Limited	49,573,436	(2)	32.8%	35.7%	49,573,436	(2)	0	49,573,436	(2)	0
JD.com Development Limited	47,240,103	(3)	31.3%	35.1%	47,240,103	(3)	0	47,240,103	(3)	0

*

The percentage of class of securities beneficially owned by each Reporting Person is based on a total of 150,943,816 outstanding ordinary shares (excluding 8,437,683 Class A ordinary shares issued to depositary bank for the purpose of bulk issuance) of the Issuer outstanding as of December 31, 2021 (being the sum of 92,416,377 Class A ordinary shares, 47,240,103 Class B ordinary shares and 11,287,336 Class C ordinary shares).

†

For each Reporting Person, percentage of aggregate voting power is calculated by dividing the voting power beneficially owned by such Reporting Person by the voting power of all of the issuer’s Class A, Class B and Class C ordinary shares as a single class. Each holder of Class A ordinary shares is entitled to one vote per share, each holder of Class B ordinary shares is entitled to three votes per share, and each holder of Class C ordinary shares is entitled to fifteen votes per share on all matters submitted to them for vote. Class B ordinary shares and Class C ordinary shares are convertible at any time by the holder thereof into Class A ordinary shares on a one-for-one basis. Class A ordinary shares are not convertible into either Class B ordinary shares or Class C ordinary shares under any circumstances.

(1)

Represents (i) 47,240,103 Class B ordinary shares held by JD.com Development Limited, a limited liability company incorporated under the laws of the British Virgin Islands; (ii) 282,623 Class A ordinary shares held by Tianjin Huihe Haihe Intelligent Logistics Industry Fund Partnership (Limited Partnership), a limited partnership incorporated under the laws of the PRC; and (iii) 2,333,333 Class A ordinary shares represented by 3,500,000 ADSs held by Windcreek Limited, a limited liability company incorporated under the laws of the British Virgin Islands. JD.com Development Limited is wholly-owned by JD.com Investment Limited, which in turn is wholly-owned by JD.com, Inc. (Nasdaq: JD, HKSE: 9618). The registered address of JD.com Development Limited is Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands. The general partner of Tianjin Huihe Haihe Intelligent Logistics Industry Fund Partnership (Limited Partnership) is Tianjin Huihe Haihe Investment Management Partnership (Limited Partnership). The general partner of Tianjin Huihe Haihe Investment Management Partnership (Limited Partnership) is Tianjin Huihe Capital Management Co., Ltd. Tianjin Huihe Capital Management Co., Ltd. is a wholly-owned subsidiary of Xi’an Jingdong Xincheng Information Technology Co., Ltd., which is a consolidated variable interest entity of JD.com, Inc. The registered address of Tianjin Huihe Haihe Intelligent Logistics Industry Fund Partnership (Limited Partnership) is Room 212, No. 1, The Second Avenue, Airport International Logistics Zone, Tian Jing Pilot Free Trade Zone (Airport Economic Zone), Tianjin, China. Windcreek Limited, a limited liability company incorporate under the laws of the British Virgin Islands, is a wholly-owned subsidiary of JD.com Investment Limited, which in turn is wholly-owned by JD.com, Inc. The registered address of Windcreek Limited is Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands.

(2)

Represents (i) 47,240,103 Class B ordinary shares held by JD.com Development Limited, a limited liability company incorporated under the laws of the British Virgin Islands; and (ii) 2,333,333 Class A ordinary shares represented by 3,500,000 ADSs held by Windcreek Limited, a limited liability company incorporated under the laws of the British Virgin Islands. JD.com Development Limited is wholly-owned by JD.com Investment Limited, which in turn is wholly-owned by JD.com, Inc. The registered address of JD.com Development Limited is Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands. Windcreek Limited, a limited liability company incorporate under the laws of the British Virgin Islands, is a wholly-owned subsidiary of JD.com Investment Limited, which in turn is wholly-owned by JD.com, Inc. The registered address of Windcreek Limited is Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands.

(3)

Represents 47,240,103 Class B ordinary shares held by JD.com Development Limited, a limited liability company incorporated under the laws of the British Virgin Islands. JD.com Development Limited is wholly-owned by JD.com Investment Limited, which in turn is wholly-owned by JD.com, Inc. The registered address of JD.com Development Limited is Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands.

CUSIP No. 00138L 108	Page 6

Item 5.	Ownership of Five Percent or Less of a Class:

Not applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Controlling Person:

Not applicable

Item 8.	Identification and Classification of Members of the Group:

Not applicable

Item 9.	Notice of Dissolution of Group:

Not applicable

Item 10.	Certifications:

Not applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2022

JD.com, Inc.

By:	/s/ Sandy Ran Xu
Name: Sandy Ran Xu
Title: Chief Financial Officer

JD.com Investment Limited

By:	/s/ Nani Wang
Name: Nani Wang
Title: Director

JD.com Development Limited

By:	/s/ Nani Wang
Name: Nani Wang
Title: Director

LIST OF EXHIBITS

Exhibit No.	Description

A	Joint Filing Agreement